Exhibit 99.1

Eagle Bulk Shipping Inc. Announces $85.0 Million Private Placement of Common Stock

STAMFORD, CT, July 5th, 2016-- Eagle Bulk Shipping Inc. (Nasdaq: EGLE) today announced that it has entered into a definitive agreement to raise $85 million in gross proceeds through a sale of its common stock, with proceeds targeted for the acquisition of dry bulk vessels and general corporate purposes.

The private placement price of $0.15 per share assumes the inclusion of 337,796,550 proposed, but not yet formally-issued, shares that are part of the Company’s Second Lien Loan Agreement, as previously disclosed on March 30, 2016. Eagle Bulk’s Board of Directors has called for a Special Meeting of Shareholders to approve, among other things, this proposed issuance and a possible reverse stock split.

The securities offered in the private placement have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state laws.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy the securities described herein.

About Eagle Bulk Shipping

Eagle Bulk Shipping Inc., is a Marshall Islands corporation headquartered in Stamford, Connecticut. We own one of the largest fleets of Supramax dry bulk vessels in the world. Supramax dry bulk are vessels which are constructed with on-board cranes, ranging in size from approximately 50,000 to 65,000 dwt and are considered a sub-category of the Handymax segment, typically defined as 40,000-65,000 dwt. We transport a broad range of major and minor bulk cargoes, including but not limited to coal, grain, ore, pet coke, cement and fertilizer, along worldwide shipping routes.

Contact:

Investor Relations / Media:

Jonathan Morgan

Perry Street Communications, New York

Tel. +1 212-741-0014